Exhibit 99.2

Vipshop Announces Its Intention to File a Registration Statement

with the Securities and Exchange Commission Relating to an

Offering of Its ADSs by Vipshop and Certain of its Pre-IPO Investors

Guangzhou, China / February 21, 2013 — Vipshop Holdings Limited (NYSE: VIPS), China’s leading online discount retailer for brands (“Vipshop” or the “Company”), today announced its intention to file a registration statement with the United States Securities and Exchange Commission (the “SEC”) on or about February 21, 2013 (U.S. Eastern Time) relating to a proposed offering of its American depositary shares (“ADSs”) by Vipshop and certain of its pre-IPO investors. The amount and timing of the proposed offering are subject to market conditions and other factors.

The offering will likely consist of both primary and secondary shares. The purpose of the offering is to provide additional capital to Vipshop to fund its capital expenditures and for general corporate purposes. The offering will also provide for greater liquidity of the ADSs in the market by increasing the public float as well as providing an opportunity for certain pre-IPO investors to obtain liquidity on part of their holdings in Vipshop in an organized fashion. Vipshop will not receive any proceeds from the sale of the ADSs by the selling shareholders. The number of ADSs to be issued and sold by Vipshop and to be sold by the selling shareholders will be determined at an appropriate later date and will be reflected in an amendment to the registration statement to be filed with the SEC.  Each ADS represents two of Vipshop’s ordinary shares.

A registration statement relating to these securities has not been filed with the SEC and, if filed, will not immediately become effective. The ADSs may not be sold, nor may offers to buy be accepted, prior to the time the registration statement relating to the proposed offering becomes effective.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the risks included in Vipshop’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Investor Relations

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email:IR@vipshop.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4866

Email: IR@vipshop.com